UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4-2

03056653

NO ACT
P.E. 2-19-03
0-20725

April 15, 2003

Eric C. Jensen
Cooley Godward LLP
Five Palo Alto Square
3000 El Camino Real
Palo Alto, California 94306-2155

Act 1934
Section
Rule 14A-8
Public Availability 4/15/2003

Re: Siebel Systems, Inc.
Incoming letter dated February 19, 2003

PROCESSED
APR 22 2003
THOMSON
FINANCIAL

Dear Mr. Jensen:

This is in response to your letter dated February 19, 2003 concerning the shareholder proposal submitted to Siebel Systems, Inc. by Almagamated Bank of New York Long View Collective Investment Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Cornish F. Hitchcock
1100 17th Street, N.W., 10th Floor
Washington, D.C. 20036-4601

Cooley Godward LLP

ATTORNEYS AT LAW

Five Palo Alto Square
3000 El Camino Real
Palo Alto, CA
94306-2155
Main 650 843-5000
Fax 650 849-7400

www.cooley.com

Broomfield, CO
720 566-4000
Reston, VA
703 456-8000
San Diego, CA
858 550-6000
San Francisco, CA
415 693-2000

ERIC C. JENSEN
(650) 843-5049
ejensen@cooley.com

February 20, 2003

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Siebel Systems, Inc. - Stockholder Proposal of Amalgamated Bank LongView Collective Investment Fund

Ladies and Gentlemen:

On behalf of Siebel Systems, Inc., a Delaware corporation (the "Company"), and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, we submitted to the U.S. Securities and Exchange Commission (the "Commission") a no-action request relating to a stockholder proposal of Amalgamated Bank LongView Collective Investment Fund by letter dated February 19, 2003 (the "Request"). The Request was delivered via FedEx and was received by the Commission's filing desk on February 20, 2003 at 11:50 a.m. Unfortunately, Appendix B to the Request was inadvertently omitted from the filing package. Accordingly, pursuant to Rule 14a-8(j), we hereby submit six copies of Appendix B to the Request. We apologize for any inconvenience our omission may have caused.

If you have any questions regarding the foregoing, please contact the undersigned or Keith Pisani at (650) 843-5000.

Very truly yours,

Cooley Godward LLP

Eric C. Jensen

Enclosures

cc: Cornish F. Hitchcock, Esq. (w/o enclosures)
Jeffrey T. Amann, Esq.
Siebel Systems, Inc. (w/o enclosures)

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Cooley Godward LLP

ATTORNEYS AT LAW

Five Palo Alto Square
3000 El Camino Real
Palo Alto, CA
94306-2155
Main 650 843-5000
Fax 650 849-7400

www.cooley.com

Broomfield, CO
720 566-4000
Reston, VA
703 456-8000
San Diego, CA
858 550-6000
San Francisco, CA
415 693-2000

ERIC C. JENSEN
(650) 843-5049
ejensen@cooley.com

February 19, 2003

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Siebel Systems, Inc. - Stockholder Proposal of Amalgamated Bank LongView Collective Investment Fund

Ladies and Gentlemen:

On behalf of Siebel Systems, Inc., a Delaware corporation (the "Company"), and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company respectfully requests confirmation that the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if, in reliance upon certain provisions of Rule 14a-8(i), the Company excludes a proposal (the "Proposal") submitted by the Amalgamated Bank LongView Collective Investment Fund (the "Proponent") from the proxy statement and form of proxy (the "Proxy Materials") to be distributed in connection with the Company's 2003 Annual Meeting of Stockholders (the "Annual Meeting"). The Proposal and its supporting statement (the "Supporting Statement") are attached hereto as **Appendix A**.

Pursuant to Rule 14a-8(j), enclosed herewith on behalf of the Company are six copies of each of:

1. the Proposal and Supporting Statement; and
2. this letter, which sets forth the bases upon which the Company proposes to exclude the Proposal from the Proxy Materials.

Also enclosed are: (1) copies of the no-action letters and other materials we cite in our discussion below; (2) an additional copy of our letter which we would appreciate having file stamped and returned in the enclosed pre-paid envelope; and (3) all correspondence relevant to the Proposal. As required under Rule 14a-8(j), a copy of this letter is being sent to the Proponent notifying it of the Company's intention to omit the Proposal from its Proxy Materials.

The Proposal

The Proposal reads as follows:

> RESOLVED: The shareholders of Siebel Systems, Inc. ("Siebel" or the "Company") urge the Board of Directors to adopt a policy that a significant portion of future stock option grants to senior executives shall be performance-based. "Performance-based" stock options are defined here as:
> (1) indexed options, whose exercise price is linked to an industry index;
> (2) premium-priced stock options, whose exercise price is above the market price on the grant date; or
> (3) performance-vesting options, which vest when the market price of the stock exceeds a specific target.

Bases for Exclusion

The Company believes that the Proposal and Supporting Statement may be excluded from the Proxy Materials because: (1) the Proposal duplicates a previously submitted proposal that may be included in the Proxy Materials (Rule 14a-8(i)(11)); and (2) the Supporting Statement contains false and misleading statements (Rule 14a-8(i)(3)).

1. The Proposal substantially duplicates a previously submitted proposal that may be included in the Proxy Materials.

Rule 14a-8(i)(11) provides that a proposal may be excluded if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Company received the Proposal on December 30, 2002. On December 26, 2002, prior to receiving the Proposal, the Company received a proposal ("Proposal A") relating to, among other things, performance-based stock options that substantially duplicates the Proposal, which also relates to performance-based stock options. We have attached hereto as **Appendix B** our letter requesting that the Staff not recommend enforcement action if the Company excludes Proposal A from its Proxy Materials. While the Company believes Staff will concur in its opinion that Proposal A may be excluded from the Proxy Materials pursuant to Rule 14a-8, to the extent the Staff does not so concur, the Company submits that the Proposal may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(11), as it is substantially duplicative of Proposal A. The following is the text of Proposal A (see text of the Proposal above):

Proposal A

> RESOLVED, that the shareholders request the Board of Directors adopt and disclose in the Proxy Statement, an "Equity Policy" designating the intended use of equity in

management compensation programs. That "Equity Policy" should include the following principles; Siebel Systems, Inc. management would determine the detailed implementation of the principles.

- A statement about the proportion of the equity of the company intended to be available for transfer to employees through stock plans, as measured by possible percentage dilution; and the distribution of that wealth opportunity intended within the company, between the CEO, Senior Executives, and other employees.

- Explicit requirements that stock-related compensation plans include some form of performance hurdle or "indexing" feature (not simply time-based vesting provisions), that govern vesting of options or lapsing of restrictions on shares granted; holding periods for a substantial portion of shares awarded and earned through stock-related plans; and other measures to ensure that executives face downside financial risk, which they do not face with grants of standard fixed-price stock options.

While not expressed in the same exact language as the Proposal, the second bullet point of Proposal A, like the Proposal, requests that the Board adopt a policy requiring that stock-related compensation plans include performance-based provisions. Proposals do not have to be identical for one to be excluded under Rule 14a-8(i)(11). The test is whether the core issues addressed by the proposals are substantially the same, even though the proposals may differ in their terms and breadth. *Centerior Energy Corporation* (February 27, 1995) ("*Centerior*"); *Pacific Gas and Electric Co.* (February 1, 1993) *("PG&E")*; *Sprint Corporation* (February 1, 2000); and *BellSouth Corporation* (January 14, 1999). The core issue addressed in the Proposal, as well as in the second bullet of Proposal A, is that the Board require a portion of future stock-related compensation to be performance-based, rendering the proposals substantially duplicative and therefore permitting exclusion of the Proposal under Rule 14a-8(i)(11). *Id.* This is true despite the fact that Proposal A also contains other provisions. *See Centerior* (permitting exclusion under 14a-8(c)(11) (the predecessor to Rule 14a-8(i)(11)) of three out of four proposals where all four proposals related to executive compensation, but only one related to the reduction in the size of management); *PG&E* (permitting exclusion under Rule 14a-8(c)(11) of proposal relating to performance-based "total compensation" if proposal relating to performance-based "non-salary compensation" was included). The Company therefore submits that the Proposal may be excluded from the Proxy Materials under Rule 14a-8(i)(11).

Furthermore, Proposal A actually contains two proposals submitted under the guise of a single "Equity Policy" in violation of Rule 14a-8(c), which provides that a proponent may only submit one proposal. *See BostonFed Bancorp, Inc.* (March 5, 2001); *Allstate Corp.* (January 29, 1997). The first proposal contained in Proposal A requests that the Company provide disclosure regarding the proportion and distribution of the Company's equity to and among its employees. The second proposal contained in Proposal A requests that that a portion of stock-related compensation be performance-based. Had the proponent submitting Proposal A complied with Rule 14a-8(c) and only submitted Proposal A's second proposal, the Proposal and Proposal A would be even more duplicative than they are currently. The Company therefore believes that the Proposal may be excluded from the Proxy Materials under Rule 14a-8(i)(11).

2. The Supporting Statement contains false and misleading statements.

Rule 14a-8(i)(3) provides that a registrant may omit a proposal and supporting statement from its proxy materials if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9 which prohibits false or misleading statements in proxy soliciting materials. The following lists several of the Proponent's statements and explains why each is false and/or misleading.

Statement 1: *"Investors and market observers, including Warren Buffet, Alan Greenspan and Al Rappaport, criticize standard options as inappropriately rewarding mediocre or poor performance. Mr. Buffet has characterized standard stock option plans as "really a royalty on the passage of time," and all three favor using indexed options."*

The Proponent allegedly states the opinions of Messrs. Buffet, Greenspan and Rappaport regarding the use of indexed options without providing any citation or support for the statement. Thus, there is no information that would allow the Company's stockholders to assess the statement's validity. To the extent that the Proponent can demonstrate that Messrs. Buffet, Greenspan and Rappaport have expressed these opinions and made these statements, the Proponent must disclose the context in which they were expressed or made. For example, because a stockholder is not informed why stock option plans are characterized as "really a royalty on the passage of time," the stockholder cannot adequately analyze the statement or its relevance to the Company's practices. Furthermore, to the extent that the Proponent can demonstrate that Messrs. Buffet, Greenspan and Rappaport actually do favor using indexed options, the Proponent must also disclose the bases for their opinions. Without this information, a stockholder cannot determine why Messrs. Buffet, Greenspan and Rappaport favor the use of indexed options or whether the premise underlying their purported beliefs are applicable to the Company or relevant to the adoption of an "Equity Policy." As a result, the statement is false and/or misleading and may be excluded from the Proxy Materials.

Statement 2: *"Performance-based options tie compensation more closely to company performance, not the stock market."*

The Company believes that this statement is false and misleading. The Proposal defines "performance-based" stock options to include "premium-priced stock options" and "performance-vesting stock options." The Proposal further provides that "premium-priced stock options" have exercise prices that are above the market price on the grant date and that "performance-vesting options" vest when the market price of the stock exceeds a specific target. As defined by the Proponent, both "premium-priced stock options" and "performance-vesting options" are tied to the stock market. Therefore, as defined by the Proponent, "performance-based" stock options are tied to the stock market. Because the Proponent defines "performance-based" stock options as tied to the stock market, its statement that such stock options "tie compensation more closely to company performance [rather than] the stock market" is false and misleading and may be excluded from the Proxy Materials under Rule 14a-8(i)(3).

In addition, the statement is misleading because it is phrased in the form of a factual assertion when it is merely the Proponent's uncorroborated opinion. "Performance-based" stock options (as defined by the Proponent) may not tie compensation more closely to performance because, as noted above, their value may be linked to a company's stock price, which may increase or decrease despite the company's relative performance.

Statement 3: *"Premium-priced options and performance-vesting options encourage senior executives to set and meet ambitious but realistic performance targets."*

This statement is misleading because it is phrased in the form of a factual assertion when it is merely the Proponent's uncorroborated opinion. Accordingly, the statement should be excluded from the Supporting Statement. Alternatively, at the very least, the statement should be rephrased to indicate that it is merely a statement of the Proponent's opinion.

Statement 4: *"Indexed options may have the added benefit of discouraging repricing in the event of an industry downturn."*

This statement is misleading because it is phrased in the form of a factual assertion when it is merely the Proponent's uncorroborated opinion. The Proponent does not disclose any basis for making this assertion, nor does it explain why this should be true. These omissions are clearly material in light of the Proponent's apparently factual conclusion. Accordingly, the statement should be excluded from the Supporting Statement. Alternatively, at the very least, the statement should be rephrased to indicate that it is merely a statement of the Proponent's opinion.

Conclusion

For the reasons stated above, we respectfully request that the Staff not recommend enforcement action if, in reliance upon Rule 14a-8(i)(3), the Company excludes the Proposal and the Supporting Statement from its Proxy Materials.

* * * * *

If the Staff has any questions with respect to the foregoing, or if the Staff is unable to concur in the Company's view that it may exclude the Proposal from its proxy materials in relation to the Annual Meeting, please contact the undersigned or Keith Pisani at (650) 843-5000.

Very truly yours,

Cooley Godward LLP

Eric C. Jensen

Enclosures

cc: Cornish F. Hitchcock, Esq. (w/o enclosures)
Jeffrey T. Amann, Esq.
Siebel Systems, Inc. (w/o enclosures)

APPENDIX A

RESOLVED: The shareholders of Siebel Systems, Inc. ("Siebel" or the "Company") urge the Board of Directors to adopt a policy that a significant portion of future stock option grants to senior executives shall be performance-based. "Performance-based" stock options are defined here as:

(1) indexed options, whose exercise price is linked to an industry index;

(2) premium-priced stock options, whose exercise price is above the market price on the grant date; or

(3) performance-vesting options, which vest when the market price of the stock exceeds a specific target.

SUPPORTING STATEMENT

As shareholders, we support compensation policies for senior executives that provide challenging performance objectives and motivate executives to achieve long-term shareholder value.

In our view, standard stock options give windfalls to executives who are lucky enough to hold them during a bull market and penalizes executives who hold them during a bear market. Investors and market observers, including Warren Buffet, Alan Greenspan and Al Rappaport, criticize standard options as inappropriately rewarding mediocre or poor performance. Mr. Buffet has characterized standard stock option plans as "really a royalty on the passage of time," and all three favor using indexed options.

We believe the recent experience at Siebel confirms these observations. Siebel's Equity Incentive Plans offer standard stock options, with the exercise price equal to the fair market value on the date of grant. Siebel's stock price enjoyed a significant runup from 1996 to its peak in November 2000. Thereafter, it declined from a high of $119.31 to $7.60 on December 27, 2002--a 93% drop in value that brought the stock price down to where it had been four years earlier.

During 2001, as Siebel's stock price was headed downwards, Chairman Thomas Siebel exercised options that resulted in an aggregate gain to him of $174, 613,276--more than any other CEO realized from options that year according to a survey of 1128 firms by executive compensation expert Graef Crystal. Mr. Siebel's 2001 gain came on top of the $136 million gain he realized from exercising stock options the preceding two years.

We believe that stock options should be more closely tied to long-term gains in shareholder value. Traditional option grants have value whenever the stock price exceeds the value on the date of grant; even if the stock price remains below the strike price or "under water," companies may seek to issue new options with lower strike prices that will have value when the stock price rises again.

Performance-based options tie compensation more closely to company performance, not the stock market. Premium-priced options and performance-vesting options encourage senior executives to set and meet ambitious but realistic performance targets. Indexed options may have the added benefit of discouraging repricing in the event of an industry downturn.

We urge shareholders to vote FOR this proposal.

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RELEVANT CORRESPONDENCE

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
1100 17TH STREET, N.W., 10TH FLOOR
WASHINGTON, D.C. 20036-4601
(202) 974-5111 • FAX: 331-9680
E-MAIL: CONH@TRANSACT.ORG

27 December 2002

Mr. Jeffrey T. Amann
Corporate Secretary
Siebel Systems, Inc.
2207 Bridgepointe Parkway
San Mateo, California 94404

By courier and facsimile: (650) 295-5111

Re: Shareholder proposal for 2003 annual meeting

Dear Mr. Amann:

On behalf of the Amalgamated Bank LongView Collective Investment Fund (the "Fund"), I submit the enclosed shareholder proposal for inclusion in the proxy statement that Siebel Systems plans to circulate to shareholders in anticipation of the 2003 annual meeting. The proposal is being submitted under SEC Rule 14a-8 and recommends that Siebel adopt a policy that some portion of future stock option grants to senior executives be performance-based, as described in the proposal.

The Fund is an S&P 500 index fund, located at 11-15 Union Square, New York, N.Y. 10003, with assets exceeding $2 billion. Created in 1992 by Amalgamated Bank, the record holder, the Fund beneficially owns 164,944 shares of Siebel common stock and has beneficially owned more than $2000 worth of Siebel stock for over a year. A letter from the Bank confirming ownership is being provided under separate cover. The Fund plans to continue ownership through the 2003 annual meeting, which a representative is prepared to attend.

Please let me know if there is any further information that I can provide.

Very truly yours,

Cornish F. Hitchcock

Cornish F. Hitchcock

RESOLVED: The shareholders of Siebel Systems, Inc. ("Siebel" or the "Company") urge the Board of Directors to adopt a policy that a significant portion of future stock option grants to senior executives shall be performance-based. "Performance-based" stock options are defined here as:

(1) indexed options, whose exercise price is linked to an industry index;

(2) premium-priced stock options, whose exercise price is above the market price on the grant date; or

(3) performance-vesting options, which vest when the market price of the stock exceeds a specific target.

SUPPORTING STATEMENT

As shareholders, we support compensation policies for senior executives that provide challenging performance objectives and motivate executives to achieve long-term shareholder value.

In our view, standard stock options give windfalls to executives who are lucky enough to hold them during a bull market and penalize executives who hold them during a bear market. Investors and market observers, including Warren Buffett, Alan Greenspan and Al Rappaport, criticize standard options as inappropriately rewarding mediocre or poor performance. Mr. Buffett has characterized standard stock option plans as "really a royalty on the passage of time," and all three favor using indexed options.

We believe that the recent experience at Siebel confirms these observations. Siebel's Equity Incentive Plans offer standard stock options, with the exercise price equal to the fair market value on the date of grant. Siebel's stock price enjoyed a significant runup from 1996 to its peak in November 2000. Thereafter it declined from a high of $119.31 to $7.60 on December 27, 2002 -- a 93% drop in value that brought the stock price back to where it had been four years earlier.

During 2001, as Siebel's stock price was headed downwards, Chairman Thomas Siebel exercised options that resulted in an aggregate gain to him of $174,613,276 – more than any other CEO realized from options that year according to a survey of 1128 firms by executive compensation expert Graef Crystal. Mr. Siebel's 2001 gain came on top of the $136 million gain he realized from exercising stock options the preceding two years.

We believe that stock options should be more closely tied to long-term gains in shareholder value. Traditional option grants have value whenever the stock price exceeds the value on the date of grant; even if the stock price remains below the strike price or "under water," companies may seek to issue new options with lower strike prices that will have value when the stock price rises again.

Performance-based options tie compensation more closely to company performance, not the stock market. Premium-priced and performance-vesting options encourage senior executives to set and meet ambitious but realistic performance targets. Indexed options may have the added benefit of discouraging repricing in the event of an industry downturn.

We urge shareholders to vote FOR this proposal.

Amalgamated Bank
America's Labor Bank

January 2, 2003

Mr. Jeffrey T. Amann
Corporate Secretary
Siebel Systems, Inc.
2207 Bridgepointe Parkway
San Mateo, California 94404

By courier and facsimile: (650) 295-5111

Re: Shareholder proposal for 2003 annual meeting

Dear Mr. Amman:

This letter will supplement the shareholder proposal submitted to you by Cornish F. Hitchcock, attorney for the Amalgamated Bank LongView Collective Investment Fund (the "Fund"), who is authorized to represent the Fund in all matters in connection with that proposal.

At the time Mr. Hitchcock submitted the Fund's resolution, the Fund beneficially owned 164,944 shares of Siebel Systems common stock. These shares are held of record by Amalgamated Bank through its agent, CEDE & Co. The Fund was created in 1992 as an S&P 500 index fund and presently has assets exceeding $2 billion. The Fund has continuously held at least $2000 worth of Siebel common stock for more than one year prior to submission of the resolution and plans to continue ownership through the date of your 2003 annual meeting.

If you require any additional information, please let me know.

Very truly yours,

Theodore Brunner

Theodore Brunner
First Vice President

15 UNION SQUARE, NEW YORK, N.Y. 10003-3378 • (212) 255-6200
MEMBER FEDERAL DEPOSIT INSURANCE CORPORATION

515

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
1100 17TH STREET, N.W. 10TH FLOOR
WASHINGTON, D.C. 20036-4601
(202) 974-5111 • FAX: 331-9680
E-MAIL: CONH@TRANSACT.ORG

11 March 2003

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Shareholder proposal submitted by Amalgamated Bank of New York LongView Collective Investment Fund to Siebel Systems, Inc.

Dear Counsel:

I write on behalf of the Amalgamated Bank of New York LongView Collective Investment Fund (the "Fund") in response to the letters from counsel for Siebel Systems, Inc. ("Siebel" or the "Company") dated 19 and 20 February 2003. In those letters, the Company advises the Commission that it plans to omit the Fund's shareholder resolution from its 2003 proxy materials. For the reasons set forth below, the Fund respectfully asks the Division to deny the relief Siebel seeks.

The Fund's Resolution and the Company's Opposition.

The Fund's resolution urges the Board of Directors:

> . . . to adopt a policy that a significant portion of future stock option grants to senior executives shall be performance-based. "Performance-based" stock options are defined as: 1) indexed options, whose exercise price is linked to an industry index; 2) premium-priced stock options, whose exercise price is above the market price on the grant date; or 3) performance-vesting options, which vest when the market price of the stock exceeds a specific target.

In its request for no-action relief, Siebel states that four days prior to receiving the Fund's proposal, the Company received a proposal from the College Retirement Equities Fund ("CREF") that *may* be included in its proxy materials. The Company argues that the Fund's resolution and supporting statement may therefore be excluded under SEC Rule 14a-8(i)(11), which permits the omission of a resolution that "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." Siebel also objects to the Fund's supporting statement, asserting that it contains four false and misleading statements that may be excluded under Rule 14a-8(i)(3), which permits the omission of a resolution that contains "materially false or misleading statements in proxy soliciting materials." As we now explain, the Company's objections are not well taken, and the Company has failed to carry its burden under Rule 14a-8(g).

Discussion.

A. Rule 14a8-(i)(11)(duplication)

We note at the outset that Siebel seeks to exclude the Fund's resolution from its proxy materials under Rule 14a-8(i)(11) because the resolution duplicates a previously submitted proposal that "may" be included in its proxy materials. Siebel's objection is thus conditional in nature, because the Company is simultaneously seeking no-action relief with respect to CREF's first-in-time resolution. Thus, if the CREF proposal is omitted from Siebel's proxy materials for the 2003 shareholder meeting, then Siebel's reliance on Rule 14a-8(i)(11) evaporates, since the exclusion applies only to proposals "that *will* be included in the company's proxy materials for the same meeting" (emphasis added).

In any event, and as we now explain in greater detail, Siebel's reliance on the (i)(11) exclusion is misplaced even if the Division should reject Siebel's request for no-action relief as to the CREF proposal.

The first-in-time CREF proposal states:

> RESOLVED, that the shareholders request the Board of Directors adopt and disclose in the Proxy Statement, an "Equity Policy" designating the intended use of equity in management compensation programs. That "Equity Policy" should include the following principles; Siebel Systems, Inc. management would determine the detailed implementation of the principles.
>
> - A statement about the proportion of the equity of the company intended to be available for transfer to employees through stock plans, as measured by possible percentage dilution; and the distribution of that wealth opportunity intended within the company, between the CEO, Senior Executives, and other employees.
> - Explicit requirements that stock-related compensation plans include some form of performance hurdle or

> "indexing" feature (not simply time-based vesting provisions), that govern vesting of options or lapsing of restrictions on shares granted; holding periods for a substantial portion of shares awarded and earned through stock-related plans; and other measures to ensure that executives faced downside financial risk, which they do not face with grants of standard fixed-price options.

Siebel argues that exclusion is warranted because both proposals address the same core issue and are substantially the same, that is, adoption of "a policy requiring that stock-related compensation plans include performance-based provisions." (Letter at 3.) Siebel correctly notes that the proposals need not be identical as to their terms and breadth for one to be excluded under Rule 14a-8(i)(11). (*Id.*) Its analysis oversimplifies key differences between the two proposals, however.

– The CREF proposal seeks adoption of a policy statement regarding potential dilution of the Company's equity through equity transfers under stock plans. By contrast, the Fund's proposal is silent on the issue of what an appropriate dilution level might be.

– The CREF proposal asks the board to examine the distribution of equity in various forms throughout the company, both to senior executives and Siebel employees generally. By contrast, the Fund's proposal focuses solely on senior executives and does not address the broader question of what role equity-based compensation should play in non-executive compensation.

– The CREF proposal focuses on the full range of equity-based compensation, including items such as restricted stock. By contrast, the Fund's proposal is limited to options to senior executives.

– The CREF proposal recommends the adoption of "some form" of performance hurdle or indexing feature (not one that is simply time-based), which would include measures "to ensure that executives faced downside financial risk, which they do not face with grants of standard fixed-price options." By contrast, the Fund's resolution focuses with precision on one aspect of equity-based compensation and urges that a "significant" portion of future option grants shall fall into one of three defined categories.

The CREF proposal thus asks Siebel to consider option grants only as part of a broader review of executive and employee compensation issues. The CREF proposal seeks a more general assessment of equity and employee compensation issues, an element of which is the adoption of "some" form of benchmark to assure that Siebel employees and senior executives have a stake in the Company's performance through their equity interests. The Fund resolution is more narrow and focuses on only one category of executive incentive compensation, *i.e.*, stock options.

The two resolutions thus complement, rather than overlap, each other, and they do not "substantially duplicate" one another. It is entirely possible that a shareholder could decide to vote for the CREF proposal (but not the Fund's), if he or she believed that the issues of equity dilution and equity-based employee compensation required the sort of thorough vetting that CREF recommends. Conversely, another shareholder might vote the opposite way if he or she concluded that there was no need for Siebel to re-examine equity-based compensation generally, but that stock option grants are out of control, and that it is necessary to reward senior managers not simply because the stock market is up generally, but because the Company's performance has improved, as measured by one of three very specific criteria and as applied to one facet of executive compensation.

Moreover, there would be no conflict if both resolutions are adopted. A "yes" vote on the Fund's resolution would give the Board a clear set of guidelines to implement in the area of option awards, while a "yes" vote on the CREF proposal would tell the Board that a more wide-ranging review of compensation is appropriate as well.

It thus cannot be said that the two proposals "substantially" duplicate each other, as the (i)(11) exclusion requires. Although Siebel cites a series of no-action letters in support of its position, it ignores other compensation-related letters that are far closer to the situation here. Illustrative is *AT&T Corp.* (24 January 1997), which rejected the company's argument that two compensation-related proposals overlapped to such an extent that they should be excluded. The first proposal in that case asked officers and directors "to discontinue all options, rights, and stock appreciation rights" after the current programs terminate. The second proposal sought to reduce executive salaries over $100,000 "by the same percentage as the decline in [the company's] stock prices" from the highest point since 1990, with future increases or decreases tied to the company's stock performance.

Nor do the no-action letters cited by Siebel make the Company's point on this issue.

In *Centerior Energy Corp.* (27 February 1994), the Division permitted the omission of three proposals all of which sought to freeze or cap executive compensation. The Company's effort to fit the present resolutions into the *Centerior* mold will not work. The *Centerior* resolutions spoke in terms of executive compensation, but it is simply inaccurate to suggest that the Division upheld exclusion of proposals that were comparable to the ones at issue here in terms of their treatment of performance issues. In this instance, the Company compares only part of the CREF proposal to the Fund's resolution as its basis for concluding that the core issue is the same for both proposals, while conceding that the first proposal contains other terms. (Fund letter, at 3.) To further support its comparison of only part of the CREF proposal's terms with the Fund resolution, the Company asserts that the CREF proposal is not one proposal, but really two proposals under the guise of a single one, although Siebel did not cite Rule 14a-8(c) as a basis for also excluding the first proposal and supporting statement. (CREF letter, dated February 19, 2003.)

To the extent the *Centerior* proposals discussed non-salary compensation, the language was rather similar, *i.e.*, stock options should "not be granted or exercised," "no stock options should be issued," bonuses should "be eliminated," and the board should "freeze" compensation. By contrast, the CREF proposal, when considered in its entirety, contains language which differs significantly from the language in the Fund resolution. The CREF proposal contains language recommending that the Board establish an "Equity Policy designating the intended use of equity in management compensation programs," which Policy would include "[a] statement about the proportion of the equity of the company intended to be available for transfer to employees through stock plans," as well as establishing requirements that stock-related executive compensation plans include a "performance hurdle" or "indexing" feature. The language in the CREF resolution states that the Company has considerable discretion to define elements of stock-related compensation plans as "performance-based." The Fund's resolution centers on a specific category of executive compensation (stock options) and defines "performance-based" with equal specificity, focusing on indexed options, premium-priced options, and performance-vesting options, all of which are defined in the resolution. The language contained in the proposals is distinguishable as to terms and substance.

In *Pacific Gas and Electric Co.* ("*PG&E*") (1 February 1993), the Division approved the inclusion of three out of four proposals dealing with compensation issues. The Division thus allowed shareholders to vote on proposals that: (1) non-salary compensation of management should be tied to performance indicators; (2) ceilings should be placed on future total compensation of officers and directors, thus reducing their compensation; and (3) directors should be paid in common stock.

The Division explained that the "principal thrust" of the second proposal was reducing and imposing limits on total compensation of executive officers and directors, while the "principal focus" of the first proposal was linking non-salary compensation of management to performance standards. By contrast, the final proposal involved payment to directors (not management).

The parallels are striking here. As in *PG&E*, the CREF proposal focuses on general assessment of equity and employee compensation issues, including a statement regarding (a) permissible dilution levels; (b) the distribution of equity-based compensation between senior executives and employees generally; and (c) some limits on the vesting of stock options or the removal of limits on restricted stock. The Fund's resolution centers solely on linking "non-salary compensation" of executive officers to specified performance standards. The Division viewed the two PG&E resolutions as analytically distinct, and we submit that the same approach should be used here.

B. Rule 14a8-(i)(3)(false or misleading statements)

Siebel objects to four statements as being false or misleading. None of these objections warrants exclusion.

1. *"Investors and market observers, including Warren Buffett, Alan Greenspan and Al Rappaport, criticize standard options as inappropriately rewarding mediocre or poor performance. Mr. Buffett has characterized standard stock option plans as "really a royalty on the passage of time," and all three favor using indexed options."*

Siebel's objections that the statement is inapplicable to Siebel or factually unsupported or not adequately explained is insubstantial. The Fund has correctly characterized the views of the three individuals, and the sentence, taken in the context of the rest of the resolution, is accurate. If anything, and as a review of the attached articles will suggest, Messrs. Buffett, Greenspan Rappaport would likely be highly critical of a company such as Siebel, where the CEO pocketed $174,000,000 in option gains in 2001 while the stock price plummeted.

- A *Wall Street Journal* article (16 July 2002, p. A6) notes how Warren Buffett has criticized stock options in his Berkshire Hathaway annual report since 1985, when he wrote: "Once granted, the option is blind to individual performance. Because it is irrevocable and unconditional (so long as a manager stays in the company), the sluggard receives rewards from his options precisely as does the star. A managerial Rip Van Winkle, ready to doze for 10 years, could not wish for a better 'incentive' system." The article quotes similar criticisms in subsequent years, including the most recent Berkshire Hathaway letter to shareholders.

That Mr. Buffett favors indexed options is supported by two sources, the first being a FORTUNE article (8 June 1998) entitled *Raising the Bar*, which discusses his viewpoint in an article on options practices reports: "The big innovation is putting teeth in options in the form of tough performance hurdles. The idea is simple: The CEO must substantially raise the stock price, in a tight time period, before he can make big money. Buffett likes these 'out of the money' options as much as he despises many standard plans. He heartily approves of the one for President Alan Spoon at the Washington Post Co., where Buffett is a director and major shareholder." (This FORTUNE article is one of a number of sources as well for our citation of Mr. Buffett's view that standard options are a royalty on the passage of time.) Second, the July 1999 issue of CFO magazine reports in the article, *Pay for Underperformance*, that "indexing has some very influential fans, including Federal Reserve chairman Alan Greenspan and investor Warren Buffett."

– Apart from the authorities cited above, *Dow Jones Capital Markets Report* (3 May 2002) directly quotes Alan Greenspan as criticizing standard option grants and urging: "Grants of stock or options in lieu of cash could be used more effectively by tying such grants through time to some measure of the firms' performance relative to a carefully chosen benchmark."

– *The Wall Street Journal* (25 February 2002, p. B5) published an op-ed article by Kellogg School Professor Emeritus Alfred Rappaport, who criticizes a number of current corporate policies, including standard-priced options. He advises investors: "Look for the first few companies that adopt indexed option programs, which link exercise prices to movements in either an industry index or a broader market index like Standard & Poor's 500. These programs align the interests of managers and shareholders seeking superior returns in bull and bear markets alike. Indexed option programs have the support of a growing chorus of institutional investors, but management continues to view them as too risky an incentive."

We submit that the statements are accurate and that the basis of these individuals' opinions – standard options "inappropriately reward [ ] mediocre or poor performance" – is adequately set out, particularly if one reads the rest of the proposal. Thus, there is no violation of Rule 14a-9.

2. *"Performance-based options tie compensation more closely to company performance, not the stock market."*

Siebel complains that the sentence is false and misleading because it is not labeled as opinion and because two of the three "performance-based" alternatives – premium-priced options and performance-vesting options – are, in Siebel's words "tied to the stock market." Siebel has again misconstrued the language and pulled it out of context.

The prior paragraph expresses the belief that stock options should be more closely tied to long-term gains in shareholder value and criticizes traditional options because they have value whenever the stock price exceeds the value of the option of the grant date. This is consistent with the commentary in the second paragraph of the supporting statement that traditional options grant windfalls to executives "who are lucky enough to hold them during a bull market and penalize executives who hold them during a bear market." Indeed, this is the criticism voiced by Warren Buffett, namely, that traditional options are a "royalty on the passage of time," because they typically have value for a ten-year period, regardless of how well the company's stock may be doing at any given time. Ironically, the point is graphically demonstrated at Siebel, where (as the proposal notes) Mr. Siebel's options generated $174,000,000 in a single year even as the shareholders watched the value of their investment melt away.

Under the circumstances, and read in context, the Fund's reference to "the stock market" is plainly a reference back to the previous criticisms that traditional stock options have value whenever the market price exceeds the grant price, a situation that may occur at various points over the usual ten-year life of traditional options and that may be based on general conditions in "the stock market," such as a bull market in which the trend in share prices generally is up. By contrast, the sort of premium-priced and performance-vesting options cited in the Fund's proposal are analytically distinct, as they vest only if *future* targets are met, not simply if the exercise price exceeds the grant date price.

We therefore submit that the challenged sentence may not be omitted as violating Rule 14a-9. Without conceding the point, and to avoid the Division having to spend excessive time on this minor point, we are willing to insert the phrase "We believe that" at the beginning of the sentence. We are also willing, should the Division deem it necessary, to eliminate the phrase "not the stock market."

3. *"Premium-priced options and performance-vesting options encourage senior executives to set and meet ambitious but realistic performance targets."* That is plainly the intent of such forms of option compensation. Siebel does not argue to the contrary, nor indeed could it do so plausibly, unless the Company had a reasonable basis in fact for believing that such options do not encourage managers to set and meet such targets. Without conceding the point, and if the Division should deem it necessary, the Fund is willing to begin the sentence with the phrase "In our view,".

4. *"Indexed options may have the added benefit of discouraging repricing in the event of an industry downturn."* Indeed, they may, and Siebel cites nothing to suggest that a contrary set of facts is empirically true. Moreover, this sentence is wrenched out of the context of the preceding paragraph of the resolution, which discusses how traditional option grants have value whenever the stock price exceeds the value on the date of grant, while companies whose stock price is under water may reprice. Logic and common sense indicate that if the exercise price is indexed in a way that options have value if the company beats a peer-group index or other index, there is less chance that a company will reprice options downward. Without conceding the point, and if the Division should deem it necessary, the Fund is willing to begin the sentence with the phrase "We believe that".

Conclusion.

For these reasons, the Fund respectfully submits that Siebel has failed to carry its burden of demonstrating that the Fund's proposal may be excluded under SEC Rule 14a-8(i)(11), and the Fund asks the Division to so advise the Company.

Thank you for your consideration of these points. Please let me know if there is any further information that we can provide.

Very truly yours,

Cornish F. Hitchcock

Cornish F. Hitchcock

cc: Eric C. Jensen, Esq.

THE WALL STREET JOURNAL.

Article 3 of 200

Weighing All Options:
Washington Post, Coke Credit
Buffett for Accounting Change
By Kevin Helliker

07/16/2002
The Wall Street Journal
Page A6

For the second consecutive day, a company boasting Warren **Buffett** among its directors announced that it will treat employee options as an expense.

But that doesn't mean Mr. **Buffett** did any arm-twisting. By various accounts, it wasn't a case of either the Washington Post Co. board or Coca-Cola Co. directors succumbing to lobbying from Mr. **Buffett** , who as Berkshire Hathaway Inc. chairman controls not only a seat on each board but also large chunks of Post and Coke stock.

Rather, both companies finally succumbed to the argument Mr. **Buffett** has been delivering nearly annually in his Berkshire letter to shareholders, that stock options should be accounted for in the same manner as any other form of compensation -- as an expense.

By changing their position on the issue now, both the Post and Coke are drawing attention to a fact that many companies might want to publicize in the post-Enron climate -- that Warren **Buffett** sits on their board. Indeed, Coke Chairman Douglas Daft even asked Mr. **Buffett** to call certain members of the media Sunday, to explain and express approval of the soda company's move.

The other big company that boasts Mr. **Buffett** as a director, Gillette Co., now "supports the expensing of options," says spokesman Eric Kraus.

But Mr. Kraus says Gillette, maker of razors and other products, isn't currently changing its policy, because the company believes **option** accounting should be handled with a "standardized approach that is applicable to all companies."

As to whether Mr. **Buffett** has influenced Gillette's new openness to expensing options, Mr. Kraus said merely that the board "is in favor of this."

At the Washington Post, Chief Executive Donald E. Graham said he initiated the move, but that it was "influenced by [Mr. **Buffett**] absolutely."

From his modest office in Omaha, Neb., Mr. **Buffett** for years has argued for the rights of the shareholder against what he perceives as the avarice of irresponsible executives.

Although he himself is CEO of a $37.7 billion conglomerate, the spectacular success of its stock has derived not from Mr. **Buffett** 's brilliance as executive or manager, but as purchaser of shares and companies.

He regards himself primarily as a shareholder. As chief executive of Berkshire, Mr. **Buffett** receives no options and a salary of only $100,000 a year. His primary compensation comes the way it does for all Berkshire shareholders -- from appreciation of the company's stock. Mr. **Buffett** 's 31.1% share of Berkshire is valued about $31.2 billion. Mr. **Buffett** has never sold any Berkshire Hathaway shares.

During the technology bubble of the 1990s, Mr. **Buffett** fell out of fashion because of his disinclination to invest in companies whose earnings trajectory he couldn't foresee.

But in an age when that bubble is burst, when shareholders of Enron Corp. and WorldCom Inc. feel robbed by management, and when a climate of suspicion exists even for executives of squeaky-clean corporations, the executive best known for honest treatment of shareholders is suddenly more fashionable than ever.

Matthew Rose and Mark Maremont contributed to this article.

A Long Crusade

In his annual letter to shareholders, Berkshire Hathaway Inc. Chairman Warren **Buffett** since 1985 has railed against stock options and the failure to account for them as an expense:

-- 1985: Once granted, the **option** is blind to individual performance. Because it is irrevocable and unconditional (so long as a manager stays in the company), the sluggard receives rewards from his options precisely as does the star. A managerial Rip Van Winkle, ready to doze for 10 years, could not wish for a better "incentive" system.

-- 1992: For decades, much of the business world has waged war against accounting rule makers, trying to keep the costs of stock options from being reflected in the profits of the corporations that issue them. Typically, executives have argued that options are hard to value and that therefore their costs should be ignored.

(But) it is both silly and cynical to say that an important item of cost should not be recognized simply because it can't be quantified with pinpoint precision. After all, no manager or auditor knows how long a 747 is going to last, which means he also does not know what the yearly depreciation charge for the plane should be. No one knows with any certainty what a bank's annual loan loss charge ought to be. Does this mean that these important items of cost should be ignored simply because they can't be quantified with absolute accuracy? Of course not.

Options are just not that difficult to value. In fact, since I'm in the mood for offers, I'll make one to any executive who is granted a restricted **option** , even though it may be out of the money: On the day of issue, Berkshire will pay him or her a substantial sum for the right to any future gain he or she realizes on the **option** . So if you find a CEO who says his newly-issued options have little or no value, tell him to try us out. In truth, we have far more confidence in our ability to determine an appropriate price to pay for an **option** than we have in our ability to determine the proper depreciation rate for our corporate jet.

-- 1997: When Berkshire acquires an **option** -issuing company, we promptly substitute a cash- compensation plan having an economic value equivalent to that of the previous **option** plan. The acquiree's true compensation cost is thereby brought out of the closet and charged, as it should be, against earnings.

-- 1998: Whatever the merits of options may be, their accounting treatment is outrageous. Think for a moment of that $190 million we are going to spend for advertising at Geico this year. Suppose that instead of paying cash for our ads, we paid the media in 10-year, at-the-market Berkshire options. Would anyone then care to argue that Berkshire had not borne a cost for advertising, or should not be charged this cost on its books?

-- 2001: Though Enron has become the symbol for shareholder abuse, there is no shortage of egregious conduct elsewhere in corporate America. One story I've heard illustrates the all-too-common attitude of managers toward owners: A gorgeous woman slinks up to a CEO at a party and through moist lips purrs, "I'll do anything -- anything -- you want. Just tell me what you would like." With no hesitation, he replies, "Reprice my options."

Buffett on vanilla options 2

Dow Jones InteractiveSmart Managing/Special Report: CEO Pay

Raising The Bar Stock options have become even the subpar CEO's way to wealth. Now some hot companies are dramatically toughening option plans--and Wall Street loves it.

Shawn Tully

06/08/1998
Fortune Magazine
Time Inc.
272+

Not long ago Warren Buffett considered buying a big stake in a company that no doubt would have died to win over the Oracle of Omaha. But a close look made him uneasy: The company had an addiction to easy-money stock options. "Once they vested, all the options would have taken 10% of the earning power of the enterprise," he complains. And the binge showed no signs of abating. Every year the company issued another big batch of options, enriching managers and gouging shareholders. The options blizzard proved to be the terminator, the main reason America's shrewdest investor didn't add the company's name to Berkshire Hathaway's honor roll of holdings.

How did a good idea go so wrong? Standard stock options were supposed to tie pay to performance by rewarding CEOs only if they could drive up stock prices. But instead of attracting the Warren Buffetts of the world, they've become anathema to big investors. Even so, such investors aren't calling for the end of options. On the contrary, many are enthralled by a new breed of CEO that is using creative, demanding options packages that put the shareholder, not the CEO, first.

For Buffett, standard options set the bar too low, making it easy for CEOs to get rich by being average, or in this raging bull market, worse than average. The compensation of the average CEO has almost doubled since 1992, to $8.4 million last year, according to a survey of FORTUNE 200 companies by Pearl Meyer & Partners. And $4.6 million of that, a full 55% of the total, was in option grants, dwarfing salaries and bonuses. For Buffett, many of those big awards just aren't deserved. "There is no question in my mind that mediocre CEOs are getting incredibly overpaid. And the way it's being done is through stock options."

Buffett is particularly riled by a bookkeeping quirk that companies cherish. Under standard accounting rules, options, unlike cash, aren't counted as a compensation expense (though their value has to be determined and reported in a footnote). The accounting advantage creates an illusion, since shareholders bear the cost later in the form of dilution. But by using options, companies like the one Buffett declined to invest in can fatten their CEOs' pay packages without charging a dime to earnings. "I unequivocally regard the special accounting treatment given options as improper and deceptive," he says.

In addition, boards are to blame for establishing a double standard. Instead of using options as incentive pay, they claim that to stay competitive they must give out at least the same dollar value in options as their rivals, regardless of how well the CEO performs. CEOs naturally applaud the practice. The trend is driven not so much by other companies' pursuing CEOs with higher offers as by surveys. Boards hire compensation consultants--something Buffett says he wouldn't dream of doing--to gauge the average CEO grant. Following the consultants' advice, the board raises its CEO's award to at least the industry median or even higher--who wants to admit its CEO is subpar? That lofts awards into an ever-rising spiral. Performance gets overlooked in the process.

The big awards exacerbate another bad feature: incredibly easy terms. Most CEOs receive standard, "at the money" options, meaning if the market price is $50 the day they're issued, the strike price is also $50. And it stays at $50 for the entire ten-year term of the options. Getting rich doesn't require superior management at all. As Buffett points out, if the CEO buys government bonds with the company's earnings instead of paying them out in dividends, the book value over time will rise and the share price will probably bump up as well. With a million options, a caretaker CEO would make a killing. But that makes as much sense, says Buffett, as paying someone a fat commission for letting interest build up in a savings account. "These plans are really a royalty on the passage of time," he says. How about Buffett investments like Walt Disney, where Michael Eisner gets a slew of at-the-money options? Says Buffett: "With people who got huge awards and deserved huge awards, the result was right. But it doesn't mean their options were properly constructed."

In a great stock market, gains are an outrageous no-brainer. "You can be very mediocre, but when interest rates for everyone drop sharply and you don't improve your business at all, you make an enormous amount of money," says Buffett. "No one should be rewarded for that." Even scrawny ducks that can't swim or quack, he quips, rise in a swollen pond.

The rushing waters are rewarding many a leaden performance, at shareholders' expense. Example: PepsiCo's Roger Enrico has made $17 million since 1996 on a grant of 1.864 million stock options, while Pepsi has given shareholders only a 48% return, 25 percentage points less than the S&P 500. But a new breed of boss is rejecting cushy, sedan-chair plans. CEO pay is acquiring real stretch targets, the kind that inspire the troops to shrink cycle times, scale new productivity peaks, and fast-track the Viagras and Pentiums from lab to market. These CEOs are betting their paychecks on what moves investors: leaps in share price that beat the market.

Believe it or not, such action heroes are actually pushing their boards to make plans more demanding. They range from FORTUNE 500 CEOs such as Monsanto's Robert Shapiro and Transamerica's Frank Herringer to fire-eating comers led by telecom entrepreneur James Q. Crowe of Level 3. Right now, on-the-edge plans are relatively rare, though they're spreading fast--so if you're a CEO with a cushy deal, watch out. Institutional investors love the stretch option packages and want you to have one too. "These high-hurdle plans are the way to go," says Eugene Vesell, a money manager with Oppenheimer Capital, whose funds hold over $60 billion in securities. "The normal plans are almost outrageous. For CEOs, they're 'Heads I win, tails you lose.'" Adds Robert Boldt, who helps invest $140 billion for the California Public Employees' Retirement System: "When options have lots of stretch in them, companies like Monsanto will do whatever it takes to reach the target."

For Vesell and Boldt, the attraction of a tough pay plan is basic: The CEO believes so strongly in his story that he volunteers to give shareholders big gains before taking some of the gravy for himself. Powder-puff plans inspire suspicion, not confidence. Investors worry that the CEO is more interested in gaming the pay system than in outperforming the market.

The big innovation is putting teeth in options in the form of tough performance hurdles. The idea is simple: The CEO must substantially raise the stock price, in a tight time period, before he can make big money. Buffett likes these "out of the money" options as much as he despises many standard plans. He heartily approves of the one for President Alan Spoon at the Washington Post Co., where Buffett is a director and major shareholder.

Plans use all kinds of targets. Some of the best plans demand gains equal to those of the S&P or a basket of similar stocks, minus two things: dividends, and one or two percentage points, for making the CEO put most of his future wealth in a single security. A typical annual hurdle figure is 8% to 10%. Only by reaching or beating the targets does the CEO get to share in the gains.

The plans fall into two categories. Citicorp and Du Pont, for example, favor "performance vesting" options (though, unlike standard options, they have to be expensed). As with standard options, the CEO gains the entire appreciation over the market price for the life of the options. Under Citicorp's 1998 plan for CEO

John Reed and over 50 other executives, that was $121 a share, and Citicorp gave Reed 300,000 options at that price. But there's a catch. Reed and the other executives get to exercise their options--meaning they vest-- only when and if the stock reaches a much higher target price. In Citicorp's case, that's $200. And forget the plush ten-year term. For Citicorp, it's only five. Hence, if Reed were to raise the bank's stock price only 10% per annum, to $194 a share by 2003, he'd forfeit all his options. On the other hand, if he only barely makes it, he gets the entire windfall of $23.7 million. For Reed, it's a real nail-biter. The plan will be rolled into Citigroup stock, after Citicorp merges with Travelers.
For shareholders, the "premium priced" options championed by Monsanto, Transamerica, Ecolab, and Colgate-Palmolive are even better. At Colgate-Palmolive, CEO Reuben Mark received a megagrant of 2.6 million premium-priced options that will replace annual option awards for seven years. Again, the CEO must hit a lofty target price. But once there, he still hasn't made any money. He keeps only the gain above the target price. This year, Monsanto installed an aggressive premium-priced plan covering CEO Robert Shapiro and 31 other executives, who must increase the stock price 50%--from $50.22 on the day of the grant to $75.33 by 2003--before their options are "in the money."

But Shapiro and the other executives have to pay for their options, so they must raise the share price even higher before they can start cashing in. Monsanto allows Shapiro and his lieutenants to plow up to half their salaries over the next two years into options. All elected to participate. Shapiro is spending the maximum, $800,000, on 132,000 options at $6.06 each, half their cost to the company using the Black-Scholes model for valuing stock options. If the stock rises to only $75.33, there is no gain to cover Shapiro's $800,000 investment. He must give shareholders 10.5% returns per annum over five years, driving the share price to $81.39 (the $75.33 strike price plus his $6.06 investment), before he can start making money.
For cocky CEOs, these plans have an edge: even bigger money for super results. That's because they can get far more options, usually in huge blocks every three years or so, than yearly at-the-money grants provide. Later this year, Monsanto will give Shapiro and the other executives a second award with the same $75.33 strike price, though this time he won't have to put up his own money. (Because Monsanto's plan involves premium-priced options, not performance vesting, it doesn't have to expense them.) Since premium-priced options start way "out of the money," their present value is far below that of at-the-money options. Monsanto's premium options run $12.12 each, compared with the $20 or more it estimates for standard ones. In other words, for the same estimated cost to shareholders, Monsanto will be able to hand Shapiro perhaps 70% more options. Shapiro is using the high-hurdle plan to create a culture that never lets up. Last summer he spun off Monsanto's chemical business to focus on life sciences: breakthrough drugs and revolutionary biotech products for agriculture. Building a whole new industry on genomics to protect crops is a far cry from turning out polyester, and it takes a different kind of manager. "The old culture rewarded longevity," says Shapiro. "I want people with a fanatical, obsessive devotion to moving new products through the pipeline." For Shapiro, at-the-money options lead to a cautious, caretaker management that's "playing defense." Says Shapiro: "I'll take my chances with the shareholders."
For small companies, it's natural to take a big gamble on pay: They can grow a lot faster than big ones, though they can collapse a lot faster too. Just a few years ago, Cooper Cos., a maker of contact lenses and gynecological devices, lay in shambles. Its CEO went to prison for insider trading, and its stock price collapsed, sending its market cap to $30 million. To the rescue came Tom Bender, now 58, an irrepressible veteran of SmithKline Beecham. Surveying the wreckage, Bender quickly decided that plain-vanilla options weren't the solution. "They're meaningless," he snips. To rouse the troops, Bender and the board put in a premium option plan of Olympics-level difficulty.

For the troops as well as himself, Bender set a series of rising stock-price bogeys with very short deadlines. Every time he hit one, a tranche of his 168,000-option grant would move into the money. The first was the toughest: raising the stock price from $11.75 to $16 in six months, a 36% jump. Bender made it. He also hit all the other goals, including the last one: raising the $11.75 price 189%, to $34, by the year 2000. With Cooper now trading at $39.50, Bender rang the bell 19 months early. "We kicked butt all the way up the line!" he boasts. Cooper now has a market cap of $600 million; its revenues are growing at 40% a year.

Premium-priced plans are fine in good or average markets. But what if stocks drop 20% and stay depressed? Most options would wind up underwater, and the premium ones, with the highest strike prices, could gurgle to the bottom. A Bender or Shapiro might perform heroically, raising his stock price 5% a year and beating the S&P, only to see his options drown. "The big danger is that good managers would leave because they aren't getting paid in a bad market," says Dan Ryterband, a consultant with Frederic W. Cook & Co.

Asolution is waiting in the wings: indexing options. The idea is that when the S&P rises or falls, the strike price moves up or down with the index. Says Steve O'Byrne, a consultant with Stern Stewart & Co.: "Indexing isolates the contribution of management from the fluctuations of the market." Right now, just one company has the guts to do it. Believe it or not, Level 3, a telecom startup, boasts the best CEO pay plan in America. Its CEO, James Crowe, already has had one brilliant experience with indexing, at MFS, a local phone company he started in 1989 as a branch of Peter Kiewit Sons', the big construction company in Omaha. Crowe and other executives made fortunes on options, but only after providing investors with returns far above the S&P. In fact, MFS had one of the greatest rides in corporate history. Just three years after it went public, in 1993, Crowe sold it to WorldCom for $14.3 billion.

Crowe is counting on an MFS-style pay plan to power Level 3. His goal: building a fiber-optic network connecting 60 cities. The pay plan can make executives fabulously rich, but only if they way outperform the S&P. The payouts start small, then explode as the stock price outpaces the index. Crowe gets nothing if the index rises 10% and Level 3's stock does the same. Even if he outperforms it by five percentage points, his 1998 options will be worth only $1.55 million in three years. Then the numbers really take off. If Crowe beats the S&P by 15 percentage points, those options rise to $11 million in value. Still, shareholders--who have already rewarded Level 3 with a market cap of $9 billion--love it, because they get to keep the lion's share of the gains.

The battle royal will come with the next long slump. Many CEOs will push to reprice their options, though they never volunteer to make their options more expensive in a bull market. "They will fall back on their situational ethics," promises Warren Buffett. But the CEOs with the grit to stick to premium options, or better still, indexing, will manage better and win shareholders' respect. To pick tomorrow's winners, follow the pay plans.

INSIDE: Becoming CEO? Call him first, page 281... Buried treasure, page 285... The Leading Edge, page 289... Not Eisner's pay stub, page 294... Ask Annie, page 296

COLOR ILLUSTRATION {CEO PAY icon with checkbook graphic PAY TO THE ORDER OF ______} COLOR CHART HOW NEW, HIGH-RISK OPTIONS REWARD ONLY THE STARS TYPE OF OPTION (options vest in three years) --Standard: Strike price remains constant. --Premium priced: Strike price rises 8% annually. --Level 3's plan: Options pay only if company outperforms S&P (chart assumes S&P rises 10% annually). PLANS have equal present values at time of grant. The standard plan pays best after three years of average performance. Company's stock rises 10% annually {Chart not available--bar graph comparing Standard, Premium and Level 3 option plans}

COLOR CHART {See caption above} Modestly beating the market makes the riskier plans begin to pay off. Company's stock rises 15% annually {Chart not available--bar graph comparing Standard, Premium and Level 3 option plans} COLOR CHART {See caption above} Even beating the S&P by seven points earns no extra rewards under the riskier plans. Company's stock rises 17% annually {Chart not available--bar graph comparing Standard, Premium and Level 3 option plans} COLOR CHART {See caption above} Doubling the S&P's return finally triggers extra reward for extra risk. Company's stock rises 20% annually {Chart not available--bar graph comparing Standard, Premium and Level 3 option plans} COLOR CHART {See caption above} Home-run performance multiplies the differences in payoffs. Company's stock rises 25% annually {Chart not available--bar graph comparing Standard, Premium and Level 3 option plans} COLOR PHOTO: PHOTOGRAPH BY ELI REICHMAN James Q. Crowe Level 3 1997 cash compensation: $350,000 Option deal: The best CEO pay plan in America. Crowe's stock options are worthless if he merely matches the S&P's rise. {James Q. Crowe and dog} COLOR PHOTO: JOHN ABBOTT Reuben Mark Colgate-Palmolive 1997 cash compensation: $3.85 million Option deal: Last year the second of his two tough premium plans kicked in. To make money on all his options, he must raise the stock price by over 70%. COLOR PHOTO: MICHAEL L. ABRAMSON Robert Shapiro Monsanto 1997 cash compensation: $1.83 million Option deal: Under an aggressive plan, Shapiro chose to buy options with his own money.

Business and Management Practices

CFO The Magazine for Senior Financial Executives

July 1999

SECTION: Vol. 15, No. 7; Pg. 83-85; ISSN: 8756-7113

RDS-ACC-NO: 02042289

LENGTH: 2423 words

HEADLINE: Pay for Underperformance?

BYLINE: Barr, Stephen

HIGHLIGHT:
Many company shareholders and analysts have begun to question stock options as an incentive

BODY:
It makes sense to establish higher hurdles for stock option grants. While no one is forecasting the drop of stock options as incentive compensation, analysts and shareholder activists are starting to examine them more critically. The recent burst of option repricing, prompted by the softening stock market, raised eyebrows. Credit Suisse First Boston analysts have just issued a report on the concealed cost of options in the banking industry. In response to the rumblings, certain companies have started to experiment with option plans that have higher payout hurdles for executives. Some established the strike price of options at a premium to the share price at the time of the grant, while others vest sooner if the stock escalates to a certain price. Option plans demand that the shares appreciate before they have any value and can be exercised. However, even these approaches are problematic, because the hurdle price eventually may not represent a substantial gain relative to peers or to the market. The only strategy that totally captures the connection between pay and performance is to index the value of the options against an external benchmark. Article discusses problems with indexed options.

Setting higher hurdles for stock option grants makes sense. But no one wants to be first. By Stephen Barr

IT SEEMS TO BE A LAW OF COMMERCE that no incentive-compensation scheme works as intended for very long. When first introduced, stock options were widely embraced as both good management and good business. Sure, the Financial Accounting Standards Board squawked. But investors believed they had the key to making executives behave like owners. And executives continue to maintain that stock options are a golden carrot to lure talent without actually forking out millions for it.

Then came the epic bull market, which virtually guaranteed gains for option holders, even if the company's stock performance was less than stellar.

No one is predicting the decline of stock options as incentive compensation, but analysts and shareholder activists are beginning to look at them more critically. Last fall's burst of option repricing, spurred by the softening stock market, raised eyebrows. Analysts at Credit Suisse First Boston have just issued a report on the hidden cost of options in the banking industry.

photo omitted

As annual megagrants have become commonplace, even a modest share-price increase can be worth millions. Indeed, large-company CEOs cashed in an estimated average of $13.5 million in options in 1998--up 53 percent from 1997. Rather than drive managers to continuously improve corporate performance, it is argued that in many cases, stock options have enabled these executives to retire to their yachts while their companies lag behind their competitors.

"Executives are reaping the benefits of their option plans even if their company's stock performance is below its peers or the market," remarks Jim Knight, a partner with the Chicago office of SCA Consulting LLC. "What we're seeing is compensation that's driven by how investors see a particular industry or whether the Dow pushes above 10,000, rather than by true improvement in performance."

HIGHER HURDLES In response to the rumblings, some companies have begun to experiment with option plans that have higher payout hurdles for executives. Some set the strike price of options at a premium to the share price at the time of the grant. Others vest sooner if the stock increases to a certain price. Ulike the conventional market-priced options, which are "in the money" as soon as the stock creeps above the grant price, these plans require that the shares appreciate--in some instances, as much as 50 percent--before they have any value and can be exercised. But even these approaches are problematic, because the hurdle price ultimately may not represent a substantial gain relative to peers or to the market. The only approach that fully captures the connection between pay and performance is to index the value of the options against an external benchmark, such as a peer group or a broader market index. Very few companies are willing to do this. Notable among this minority is Broomfield, Colorado-based Level 3 Communications Inc.

The 2,700 employees at the telecommunications start-up, an alternate-access phone carrier, hold options that are indexed to the S&P 500. Referred to as "outperform stock option grants," these awards are worthless if the company's stock performance does not exceed the broader market's, while the ultimate strike price varies based on how much the stock outperforms the index.

"We knew we were wading into untested waters with an index program," says Level 3 CFO Doug Bradbury, "but as we talked to investors, we felt that they wouldn't invest in us unless they thought we could do better than other investments out there."

The program, which took effect when the company went public in April 1998, uses a modified Black-Scholes option-pricing model to assign a value to Level 3's options based on how much the company's stock outperforms the S&P 500. The option-holders take on more risk, because they get nothing if the stock keeps pace with the market index. But they also can obtain a much higher reward as the stock exceeds the index by an increasing amount (see chart, page 85).

"It's much less of a sure thing," concedes Bradbury, especially at a time when the S&P 500 has been averaging gains of more than 20 percent annually. "But we have a strong belief in the prospects of the company, and in our ability to influence how well it does."

YES, BUT Indexing has some very influential fans, including Federal Reserve chairman Alan Greenspan and investor Warren Buffett, as well as corporate-governance and compensation gurus. "As far as I'm concerned, no option program has any credibility unless it's indexed," says Nell Minow, a principal at LENS Inc., a money-managing firm in Washington, D.C. "Otherwise, we're just grading everybody on a curve. These are big boys. They don't need that."

photo omitted

A number of CFOs at companies with traditional stock-option plans concur that indexing such plans links pay to performance in a more direct way. "The spirit and philosophy behind indexing--that executives must do more than just go along for the ride--makes a lot of sense," offers Coors Brewing Co. senior vice president and CFO Tim Wolf.

Like other finance chiefs, Wolf attaches a substantial "but" to the concept. If one company indexes and another doesn't, he says, the company that indexes could be at a very significant disadvantage.

Adds Dell Computer Corp. senior vice president and CFO Tom Meredith: "I'm not against the concept, but unless the companies we compete against go down this path, we would impair our ability to attract talent, and we could lose key people. The quest for talent is brutal, and to the extent that it would add hurdles to attracting talent, I don't know why you would consider it."

THE ACCOUNTING PROBLEM Another obvious problem with indexed options is how to account for them. There is no accounting charge on options whose strike price is fixed. But with indexed options, which have a variable strike price, the difference between the grant price and the exercise price must be recognized as a compensation expense. Although the charge is noncash, it affects reported earnings.

"What keeps companies from indexing is the perception that investors will have a hard time seeing through the accounting charge," says SCA Consulting's Knight.

"People don't like the accounting," observes Timothy Lucas, FASB's director of research and technical activities. FASB's aborted effort in 1994 to apply an accounting charge to all options would have leveled the playing field for all options, he notes.

Indeed, Becton Dickinson and Co. once indexed stock options, but altered its plan in part because of the accounting ramifications. Beginning in 1990, the Franklin Lakes, New Jersey, medical-technology company's top five executives were granted options priced below the market value of the firm's shares if the stock had outperformed the S&P 500 in the previous year (and higher if the stock lagged the benchmark).

Although the strike price was fixed, the company had to show an accounting charge to earnings when it granted options at a discount to the fair-market value of the stock. That changed in 1995, when the company reworked its executive-pay plan. "We don't change the price of the options [depending on relative stock performance], but we give out more or fewer shares," says senior vice president, finance, and CFO Ken Weisshaar.

As for Level 3, on April 23, the company reported a net loss of $105 million in its first-quarter 1999 results. Of that deficit, $18 million was attributed to the compensation expense associated with its indexed-option program. But CFO Bradbury doesn't fear investor fallout. "We took the view that this plan is right for the company and its shareholders, so let's spend time talking about it if we have to," Bradbury explains. And since under FAS 123 the value of traditional stock options must be disclosed in the financial-statement footnotes anyway, he argues, "investors appreciate our more-straightforward approach."

David Barden, a telecom analyst at J.P. Morgan Securities Inc., concurs. "The impact on the income statement is not an issue, because the expenses are noncash and are dwarfed by the company's long-range plans to build a business," he says, than with the S&P 500, he nevertheless has observed that the company's unique option program has influenced management focus on creating value.

THE NEXT WAVE? In the March-April 1999 issue of the Harvard Business Review, Alfred Rappaport, professor emeritus at Northwestern University's Kellogg School of Management and widely hailed as the "father of shareholder value," made his case for indexed options in light of his concern that standard options "reward both superior and subpar performance."

"I kept reading these articles about how executive pay is out of control, but they missed the main point," Rappaport told CFO. "It's not that people are making obscene amounts of money it's that some of them are making money that's not deserved." While Rappaport believes there is genuine interest in the pay plan, he doesn't expect much action soon.

For one thing, no one will take the idea seriously as long as the market climbs steadily upward. "It will be easier to sell once the market cools," he says. "In a bull market, you want to be paid for absolute performance, but in a more stable or bear market, you want to be paid for relative performance."

Rappaport also believes that FASB should level the playing field for indexed options by changing the accounting rules for variable options. Companies that grant indexed options should have the same choice that companies with standard options have under FAS 123: they can expense the value if they wish, or fully disclose it in footnotes. (FASB's Lucas doesn't anticipate that the board will take such a step, nor that it will again try to level the playing field by requiring an income charge for all options.)

The third factor that would trigger a move to indexed options, says Rappaport, would be if "a few opinion-leading companies" adopt such a plan. There are no legal or technical reasons why indexing would work only for young, entrepreneurial companies. But it will take a handful of mainline companies, especially under current accounting rules, to make the first move on principle--bemuse indexing is a more appropriate way to link pay to performance.

"There's nothing to preclude an established company from initiating an indexed plan," Rappaport urges. "And these can be designed in such a way that folks who are near or outperform the index will make more money than they make with standard options. But it requires a leap of faith."

STEPHEN BARR IS SENIOR CONTRIBUTING EDITOR OF CFO.

OPTIONS FOR STOCK OPTIONS

EXERCISE PRICE PEGGED TO: Fair-market value

CHARACTERISTICS: [*] Exercise price = market price on date of grant

ISSUES: [*] Grantee rewarded for improvement in share price, regardless of reason

[*] Favorable accounting and tax treatment

EXERCISE PRICE PEGGED TO: FMV with hurdles

CHARACTERISTICS: [*] Exercise price = market price on date of grant

[*] Share price has to exceed a hurdle

ISSUES: [*] Favorable accounting and tax treatment

EXERCISE PRICE PEGGED TO: Premium

CHARACTERISTICS: [*] Exercise price > 100% of FMV on date of grant

[*] Management benefits only after share price exceeds exercise price

ISSUES: [*] Grantee rewarded only if share price exceeds exercise price

[*] Favorable accounting and tax treatment

EXERCISE PRICE PEGGED TO: Index

CHARACTERISTICS: [*] Exercise price depends on market or peer index

[*] Value realized only if stock outperforms index

ISSUES: [*] Uncertainty in final exercise price may require charge to earnings

Source: SCA Consulting
Tough Math

photo omitted

Calculating the value of Level 3 Communications Inc.'s indexed options, says CFO Doug Bradbury, boils down to applying a multiplier based on the magnitude of Level 3's outperformance over the S&P 500 to the dollar value of outperformance. The multiplier is calculated by multiplying the annualized percentage point outperformance by 8/11 (the multiplier is capped at 8 when the spread is 11 points or more). For purposes of this chart, we have assumed that the index grows 10 percent, to $110. This means that Level 3's options are worthless until its stock climbs to $111. And while Company X's conventional options have value even though the stock trails the index, Company Y's become less valuable whew compared with Level 3's, as the telecom's stock performs more strongly.

Level 3 Stock Price	Level 3 Option Value	Company X Stock Price	Company X Option Value	Company Y Stock Price	Company Y Option Value
$110	$0.00	$100	$0	$110	$10
111	0.72	101	1	111	11
114	11.64	104	4	114	14
115	18.18	105	5	115	15
120	72.73	110	10	120	20
$125	$120.00	$115	$15	$125	$25

DOW JONES NEWSWIRES℠

Article 5 of 200

Fed Greenspan Repeats Firms Need To Expense Stk Options

05/03/2002
Dow Jones Capital Markets Report

WASHINGTON -(Dow Jones)- Federal Reserve Chairman Alan **Greenspan** on Friday repeated his call for firms to expense stock **options** , saying firms' failure to do so has inflated earnings and stock prices.

"The seemingly narrow accounting matter of option expensing is, in fact, critically important for the accurate representation of corporate performance," **Greenspan** said in prepared remarks to the 2002 Financial Markets Conference in Atlanta.

"I fear that failure to expense stock option grants has introduced a significant distortion in reported earnings - and one that has grown with the increasing prevalance of this form of compensation," he said.

There was no mention of economic or monetary policy in **Greenspan** 's remarks.

Greenspan 's criticism of the accounting practices firms use for stock **options** has fallen on deaf ears at the White House. The administration opposes any changes in the way **options** are treated on financial statements.

Greenspan cautioned that the "greater risk" is to leave the current system of **options** accounting in place.

"There is a legitimate question as to whether markets see through the current nonexpensing of **options** . If they do, moving to an explicit recognition of option expense in reported earnings will be a nonevent," **Greenspan** said.

"If, however, markets do not fully see through the failure to expense real factor inputs, market values are distorted and real capital resources are being diverted from their most efficient employment. This would be an issue of national concern," he added.

Investors continue to fret about the credibility of financial reporting in the wake of the December collapse of Enron Corp. and more recent revelations about accounting practices at other firms.

Enron (ENRNQ) has acknowledged vastly overstating earnings in financial reports since 1997 and creating off-balance-sheet partnerships to mask its debts.

In an environment where stock prices have been falling, employees may begin to seek cash compensation versus **options** , **Greenspan** said. That, in turn, may spur firms to begin expensing **options** as such expensing is likely to lower a firm's earnings and its stock price.

"One might reasonably expect that in an environment with slower stock price gains, option grants would no longer be so favorably viewed by employees as a substitute for cash," **Greenspan** said.

"Should compensation shift more to cash, the trend in reported earnings growth would decline relative to an earnings trend in which **options** have always been expensed. Such a shift presumably would make option expensing more attractive to the corporation," **Greenspan** said.

Expensing **options** in no way precludes firms from issuing them, but may make them less attractive to employees if firms' stock price suffers as a result, **Greenspan** said.

"To be sure, lower reported earnings as a result of expensing, should it temper stock price increases, could inhibit option issuance," **Greenspan** said.

Greenspan did not take issue with the overall value of stock-option grants, saying if properly constructed they can be "highly effective" in aligning the interests of corporate officers with those of shareholders. But he said stock **options** must be closely tied to firms' performance.

"Grants of stock or **options** in lieu of cash could be used more effectively by tying such grants through time to some measure of the firm's performance relative to a carefully chosen benchmark," he said.

-By Deborah Lagomarsino, Dow Jones Newswires;202-862-9255; deborah.lagomarsino@dowjones.com

THE WALL STREET JOURNAL.

Article 3 of 36

Shareholder Scoreboard (A Special Report)

To Avoid a Tumble, Look
For These Red Flags

Pay practices, opaque results can signal trouble ahead
By Alfred **Rappaport**

02/25/2002
The Wall Street Journal
Page B5

LOOKING for winners among the thousands of actively traded stocks on U.S. markets is a daunting task. Even deciding when to sell stocks already owned can be a challenge. But it is possible to make both tasks more manageable by identifying companies with obvious red flags.

Ambiguous business models, opaque financial reports and earnings-expectations games all can signal a company whose stock price is headed for a fall. So can price wars, value-destroying mergers and acquisitions, uneconomic share buybacks and executive-compensation practices that are unfriendly to stockholders.

Avoiding such stocks is only the first step to investment success, of course. It takes detailed, time-consuming analysis to isolate companies with positive prospects that aren't already reflected in their current stock prices.

Ultimately, the only way to become a successful investor is to have a view that is meaningfully different from today's market expectations -- and be right. That means correctly foreseeing shifts in technology, consumer confidence, competitor behavior, regulation and other forces that shape a revised outlook for a company's sales, costs or investments.

It's a tall order. No wonder so many investors rely on mutual funds and other professionally managed portfolios. But for investors willing to put in the work necessary to manage their own portfolios,

I suggest looking for warning signs that offer valuable clues about potentially damaging downward revisions in market expectations. Here are seven red flags that may signal that you should avoid or sell a stock.

1. Ambiguous business models. It seems all too obvious, but it is constantly worth reminding ourselves that we shouldn't invest in a company if we don't know how it makes money.

Recent experience with Internet and technology stocks suggests that even the best investors struggle to understand and value new kinds of businesses. Investors also find companies that shift their business models difficult to analyze. Enron Corp., which moved from selling natural gas to trading energy, is a case in point.

You can't always depend on management to explain its business model. Even when it does, you should be constructively skeptical and assess whether the model makes economic sense. For example, will Amazon.com Inc.'s move from trying to sell everything itself to partnering with brick-and-mortar retailers enable it to develop a sustainable value-creating business?

If a company's business model seems credible, you can then go on to assess whether the expectations embedded in the current stock price represent a buying or selling opportunity.

2. Opaque financial reports. The lethal combination of ambiguous business models and opaque financial reports increases the likelihood that unpleasant surprises lie ahead for investors. Financial reports are opaque when footnotes are too dense to interpret and when companies engage in accounting practices that tend to hype or hide rather than to inform.

The uncritical acceptance of reported earnings is particularly risky in industries that have considerable discretion in how they compute earnings. For example, finance companies can defer showing losses on uncollectable loans by extending repayment schedules or rolling them over into new loans. Astute investors don't wait for companies to write off their uncollectable loans; they look for signs of weaknesses in loan portfolios well in advance.

Companies that engage in particularly aggressive earnings-increasing practices often do so to mask fundamental downturns in their operations. Accounting discretion is no substitute for genuine operating cash flows. Sooner or later, investors figure out the difference and show their displeasure by shrinking the share price.

Reported earnings that are significantly greater than a company's cash flows may also offer an early warning of problems ahead. This was the case for Enron over the past five years. Though overstated earnings played a role, the company was ultimately done in by the cash-devouring combination of rapid growth and low returns.

The lesson is straightforward. A company that grows while earning a rate of return below its cost of capital is a red flag even if it reports impressive earnings.

3. Earnings-expectations games. Wall Street loves playing the earnings-expectations game. Analysts forecast a company's earnings each quarter, often with guidance from management. The process ends up with a consensus estimate. Managers feel compelled to meet the estimate to avoid hurting the stock price.

Companies that skillfully play the quarterly earnings game manage expectations, manage earnings or do both. To manage expectations, they guide analysts to an earnings number that the company can beat. If a company can't meet or beat expectations, then it can either manage expectations downward or manage earnings. It's no coincidence that 78% of companies typically meet or beat consensus earnings estimates, according to Thomson Financial/First Call. Interestingly, 15% beat the consensus by just a penny in last year's third quarter.

Under the circumstances, investors find it very difficult to separate companies that genuinely achieve better-than-expected performance from those that skillfully manage expectations and earnings. Because even credible short-term earnings tell us precious little about a company's long-term cash-generating prospects, the best advice is to quickly exit this game.

Beware of management teams so devoted to the earnings game that they mislead themselves. The smooth progression of reported earnings can hide serious business problems that require urgent managerial attention. Left unattended, these problems inevitably lead to declines in market expectations and the stock price.

4. Price wars. Though stock prices are sensitive to shifts in expectations for volume growth, particularly for highly profitable companies that enjoy significant economies of scale, revisions in selling-price expectations typically have a greater impact. That's why you should try to anticipate price wars before their destructive consequences are reflected in lower stock prices.

Price wars almost invariably break out in commodity businesses, where companies find it difficult to differentiate their products from their competition other than by price. Add slow growth and excess industry capacity to the mix, and all the ingredients for reduced investor expectations and share-price erosion are in place.

The personal computer has been a commodity product for a number of years. In contrast to the double-digit growth rates of the 1990s, PC sales fell last year for the first time. Dell Computer Corp., the undisputed low-cost leader, gained market share at the expense of Gateway Inc., Compaq Computer Corp. and others by starting a price war in late 2000. Dell's stock rose 56% in 2001, while Gateway and Compaq shares fell by 55% and 35%, respectively. Because it was clear by the start of 1999 that the PC was a commodity and that market saturation was fast approaching, a look at three-year price performance is more revealing. Over that span, Dell stock fell by 26%, while Gateway and Compaq fell by 69% and 77%, respectively. Be alert: Today's growth businesses may well become tomorrow's price-war combatants. Be particularly wary about investing in companies that aren't industry leaders.

5. Value-destroying mergers and acquisitions. Here are the sobering facts about mergers and acquisitions. First, a majority of them don't work. About two-thirds of all acquisition announcements trigger declines in the buying company's stock price, and the market's initial reaction usually corresponds to the buyer's relative stock performance over the next year. Second, corporate boards rarely vote against the acquisitions that their chief executives endorse. Finally, shareholder disapprovals are about as rare as sightings of Halley's Comet. In other words, there is not much of a safety net for value-destroying deals.

An acquirer creates value for shareholders only if the expected benefits or synergies are greater than the acquisition premium it offers. Most companies disclose the size of the synergies they expect. Compare the value of the expected synergies with the premium. (Tools to help you do this are available on www.expectationsinvesting.com)

In many cases, even management's often-optimistic synergy estimate is insufficient to offset the premium. As a result, management's guidance unwittingly triggers an immediate, and warranted, drop in its stock price.

6. Uneconomic share buybacks. Many investors believe that when a company announces a share-buyback program, it's automatically

good news and, certainly, no cause for a red flag. After all, in most cases the announcement is greeted by an increase in the stock price. It would, however, be a mistake to accept all buyback announcements as unambiguous positives.

A company should repurchase its shares only when its stock is trading below management's best estimate of value and when no better opportunities to invest in the business are available. When management follows this golden rule, continuing shareholders benefit at the expense of selling shareholders, assuming that management can estimate value better than the market.

But beware of management overconfidence. Managers almost always believe that the shares of their company are undervalued, and they rarely have a full understanding of the expectations embedded in their stock price. History is littered with companies that bought back "undervalued" shares only to see business prospects deteriorate and their stocks plummet.

When companies repurchase shares to manage reported earnings per share at the expense of increasing shareholder value, it's again time to raise the red flags. Many companies -- including prominent ones like Dell and Microsoft Corp. -- buy back shares largely to offset the earnings-per-share dilution from employee stock-option programs. Other companies employ share buybacks to boost earnings per share in the mistaken belief that this creates value. Companies that buy back stock to offset dilution or to increase earnings per share may unwittingly reduce the value of the remaining shares if the stock is overvalued rather than undervalued.

7. Shareholder-unfriendly executive-compensation practices. In the early 1990s, as boards began placing greater weight on shareholder value, they became convinced that the surest way to align the interests of managers with those of shareholders was to make stock **options** a large component of compensation. But as the long-running bull market fueled extraordinary gains for executives in companies with below-average performance as well as those at above-average performers, stock **options** were properly criticized.

Over the past couple of years, a new problem has emerged: Many executives have seen the value of their **options** evaporate as their companies' stock prices have plummeted. This has triggered the challenge of retaining and motivating key people when their stock **options** are hopelessly underwater.

Many boards have responded by granting restricted stock, offering more **options** or lowering the exercise price of existing **options** . These shareholder-unfriendly initiatives rewrite the rules in midstream. They undermine the executive stock-option incentive by turning it into a heads-I-win, tails-I-win arrangement.

Companies are also increasing cash compensation -- salary and bonuses -- to make up in part for the reduced value of stock **options** . This retreat to a pre-1990s compensation approach, with its weak link between pay and performance, can be bad news for shareholders.

If these changes in compensation were confined to relatively few companies, it would easy to red-flag them. Unfortunately, they are commonplace.

I would red-flag companies that have reverted to cash compensation and that also have poison pills and other antitakeover measures in place. These companies not only lack shareholder-oriented compensation schemes, but also are run by entrenched managers protected from the market for corporate control.

Look for the first few companies that adopt indexed option programs, which link exercise prices to movements in either an industry index or a broader market index like Standard & Poor's 500. These programs align the interests of managers and shareholders seeking superior returns in bull and bear markets alike. Indexed option programs have the support of a growing chorus of institutional investors, but management continues to view them as too risky an incentive.

Alfred **Rappaport** , Leonard Spacek professor emeritus at J.L. Kellogg Graduate School of Management, Northwestern University, Evanston, Ill., conceived the Shareholder Scoreboard. He is shareholder-value adviser to L.E.K. Consulting LLC, an international business growth-strategy consulting firm that performed the calculations for this special section. Dr. **Rappaport** is co-author with Michael J. Mauboussin of "Expectations Investing: Reading Stock Prices for Better Returns," published by Harvard Business School Press in September 2001. He lives in La Jolla, Calif.

Journal Link: read more of Mr. **Rappaport** 's advice on successful investing, in the Online Journal at WSJ.com/JournalLinks.

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March 31, 2003

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Siebel Systems, Inc. – Stockholder Proposal of Amalgamated Bank of New York LongView Collective Investment Fund

Ladies and Gentlemen:

On behalf of Siebel Systems, Inc., a Delaware corporation (the "Company"), and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby supplement our earlier letter dated February 19, 2003 relating to a shareholder proposal (the "Proposal") submitted by the Amalgamated Bank of New York LongView Collective Investment Fund (the "Proponent"). In that letter, we requested confirmation that the staff (the "Staff") of the U.S. Securities and Exchange Commission would not recommend enforcement action if, in reliance upon Rule 14a-8(i), the Company omitted the Proposal from the proxy statement and form of proxy (the "Proxy Materials") to be distributed in connection with the Company's 2003 Annual Meeting of Stockholders. By letter to the Staff dated March 11, 2003 (the "Proponent's Letter"), the Proponent responded to the Company's letter. This letter responds to the Proponent's Letter.

Pursuant to Rule 14a-8(j), we have enclosed six copies of this letter and are providing the Proponent with a copy of this letter. We have also enclosed an additional copy of this letter, which we would appreciate having file stamped and returned to us in the enclosed, pre-paid envelope.

A. <u>Rule 14a-8(i)(11) (duplication)</u>

With respect to the differences between the Proposal and the proposal provided by the College Retirement Equities Fund (the "CREF Proposal"), we submit that the "principal thrust" of the Proposal is subsumed within the more expansive CREF Proposal. It is irrelevant that the CREF Proposal is more expansive; what is important for the purposes of Rule 14a-8(i)(11) is whether the subject matter of the Proposal is included in the CREF Proposal, which it is. With respect to the Proponent's particular points, we note the following:

-By letter dated March 5, 2003, CREF has offered to revise its proposal so that it is limited to "senior executives," just like the Proposal.

-As stated in our letter of February 19, 2003, CREF Proposal clearly covers performance-based options, which is the subject matter of the Proposal.

AT&T & PG&E No-Action Letters

The proponent cites the *AT&T Corp.* ("*AT&T*") (January 24, 1997) no-action letter as "illustrative" of the current situation. As the Proponent points out, the proposals at issue in the *AT&T* letter were quite distinct from one another. The first requested the discontinuance of "options, rights and stock appreciation rights," while the second sought to tie executive salaries to the company's stock price. That is quite different from the situation here, where both the Proponent's proposal and the CREF Proposal effectively request that stock-options for senior executives be performance-based. Thus, we do not believe the *AT&T* letter is illustrative of the instant case.

Similarly, as noted by the Proponent, the proposals at issue in the *Pacific Gas & Electric* (February 1, 1993) no-action letter dealt with three distinct areas of executive compensation. As noted above, the Proposal only deals with a matter that is already addressed in the CREF Proposal—performance-based stock options for senior executives.

Centerior No-Action Letter

We respectfully submit that the distinction the Proponent attempts to draw with respect to the *Centerior Energy Corp.* (*"Centerior")* (February 27, 1995) no-action letter is irrelevant. In *Centerior* the principal thrust of each of the proposals excludible under Rule 14a-8(c)(11) was already covered by the proposal the SEC would not permit to be excluded, even though that proposal was broader than each of the excludible proposals in certain respects. Similarly, in the instant case, the principal thrust of the Proposal, *i.e.*, performance-based stock options for senior executives, is already addressed by the CREF Proposal, despite the fact that the CREF Proposal is broader than the Proposal.

For the reasons stated above and in our letter of February 19, 2003, we respectfully request that the Staff not recommend enforcement action if, in reliance upon Rule 14a-8(i), the Company excludes the Proposal and the Supporting Statement from the Proxy Materials.

* * * * *

Cooley Godward LLP

If the Staff has any questions with respect to the foregoing, or if the Staff is unable to concur in the Company's view that it may exclude the Proposal from its proxy materials in relation to the Annual Meeting, please contact the undersigned or Keith Pisani at (650) 843-5000.

Very truly yours,

Cooley Godward LLP

Eric C. Jensen

cc: Cornish F. Hitchcock, Esq.
Jeffrey T. Amann, Esq.
Siebel Systems, Inc.

395501 v1/HN
8H6501!.DOC

SIEBEL
eBusiness

SIEBEL SYSTEMS, INC.
2207 BRIDGEPOINTE PARKWAY
SAN MATEO, CA 94404

PHONE (650) 295-5000
FAX (650) 295-5111
www.siebel.com

February 12, 2003

VIA FACSIMILE AND DHL

Cornish F. Hitchcock
Attorney at Law
1100 17th Street, N.W., 10th Floor
Washington, DC 20036
Ph: (202) 974-5111
Fax: (202) 331-9680

Re: Stockholder Proposal Submitted on Behalf of Amalgamated Bank

Dear Mr. Hitchcock:

Thank you for your time and willingness to discuss the stockholder proposal that you submitted to Siebel Systems, Inc. (the "Company") on behalf of the Amalgamated Bank LongView Collective Investment Fund (the "Fund"). You have asked for written information regarding the Company's practices regarding stock options. We trust that this information will lead to the withdrawal of the Fund's proposal.

As noted in our discussion, the Company has long believed in broad employee stock ownership, and stock options have been a significant component of its compensation to its employees. While the Company does not necessarily believe that it is in the best interests of its stockholders to adopt a performance-based option policy such as the one the Fund has proposed, in light of the economic decline in the information technology industry in the last few years, the Company has significantly realigned its business and restructured its equity and other compensation programs to serve the best interests of its stockholders. These actions included:

1. In 2002, the Company adjusted its compensation structure to reduce the guidelines regarding the number of stock options issued to new employees by 50%.

2. In September 2002, the Company completed a stock option exchange program under which approximately 28 million shares underlying employee stock options were cancelled and participating employees received stock or cash in exchange (the "Exchange Program").

3. In January 2003, the Company cancelled approximately 26 million shares subject to stock options held by its Chairman and CEO, Thomas M. Siebel, at his request. These stock options represented all options that had been granted to Mr. Siebel during the past four years, including all options granted to him from October 1998 through October 2001 (the date of his last option grant).

As a result of the cancellation of Mr. Siebel's options, the Exchange Program and the other actions described above and workforce reductions and reduced levels of hiring in 2002, net potential dilution to existing stockholders in 2002, calculated as if all actions had occurred in 2002, was reduced by approximately 19%. Net potential dilution is calculated as the stock options cancelled, less shares of common stock issued under the Exchange Program in exchange for the stock options, divided by the number of shares of common stock outstanding on December 31, 2001.

We believe that these actions—and our ongoing efforts to review compensation practices and reduce the number of outstanding stock options relative to the total number of outstanding shares—will continue to better align the interest of our employees and management with the interests of our stockholders.

This letter and its contents are intended for the benefit of the Fund only and may not be disclosed to any third party without our prior written consent. If you have any questions with respect to the foregoing or would like to discuss this any further, please feel free to call me at (650) 477-5764.

Very truly yours,

Kimberley E. Henningsen
Senior Corporate Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 15, 2003

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Siebel Systems, Inc.
Incoming letter dated February 19, 2003

The proposal requests that the board of directors adopt an executive compensation policy that all future stock option grants to senior executives be performance-based.

There appears to be some basis for your view that Siebel may exclude the proposal under rule 14a-8(i)(11), as substantially duplicative of the previously received proposal that you reference in your letter and will include in Siebel's proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Siebel omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Siebel relies.

Sincerely,

Gail A. Pierce
Attorney-Advisor